

April 13, 2012

<u>Via E-mail</u>
Mr. Dana L. Stonestreet
President and COO
HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, NC 28801

> **Re: HomeTrust Bancshares, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-178817**

Dear Mr. Stonestreet:

We have reviewed your filings and have the following additional comments. These comments further address the concerns raised in Comment 1 of our letter of March 27, 2012 and were provided by our colleagues in the Division of Trading and Markets. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please note that we think Exchange Act Rules 10b-9 and 15c2-4 may be at issue with this offering. As such, our questions are as follows:
   - Please explain how the offering complies with Exchange Act Rule 10b-9.
   - Please explain how the offering complies with Exchange Act Rule 15c2-4.
   - Is Keefe, Bruyette & Woods, Inc. a registered broker-dealer? Please specify pursuant to which minimum net capital provision of Rule 15c3-1(a)(2) Keefe is operating under?
   - Who will hold investor funds, where will such funds be held and pursuant to what agreements and the terms thereof?

- Please provide step-by-step chronological detail of the closing mechanics of the offering, including without limitation with respect to how the DVP and sweep features work.
- Please note the DVP structure has presented issues in the context of Exchange Act Rule 10b-9 in the past, as some parties had taken the view that the DVP trade orders can be counted towards meeting offering contingencies. Commission staff views DVPs as legal commitments not sales as required by Rule 10b-9, because investors do not put any money into the DVP accounts until closing. Please explain how this offering does not raise these same issues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 5513416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

Mr. Dana L. Stonestreet
HomeTrust Bancshares, Inc.
April 13, 2012
Page 3

CC: Via E-Mail   Martin Meyrowitz
                       David Muchnikoff
                        Silver Friedman & Taff, LLP